UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number: 001-40724

CHINA JO-JO DRUGSTORES, INC.
(Translation of registrant’s name into English)

Hai Wai Hai Tongxin Mansion Floor 6 Gong Shu District,

Hangzhou City, Zhejiang Province, People’s Republic of China, 310008
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

China Jo-Jo Drugstores, Inc., a Cayman Islands company (the “Company”) furnishes under the cover of Form 6-K the following in connection with its extraordinary general meeting of the shareholders:

Exhibit No.	Description of Exhibit
99.1	Proxy Statement for the Extraordinary General Meeting of the Shareholders
99.2	The Second Amended and Restated Memorandum and Articles of Association of China Jo-Jo Drugstores, Inc.
99.3	Form of Proxy Card*
99.4	Form of Notice and Access Card*

*	Note to shareholders of record of the Company: The proxy card and notice and access card furnished hereto is a form for your reference only. You shall vote based on the proxy card you receive.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2022	CHINA JO-JO DRUGSTORES, INC.

	By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer

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